Exhibit (a)(26)    Questions and Answers for Managers, dated October 10, 2007

Questions & Answers for Managers

Q1.   Why is this executive team the best one for Rio Tinto Alcan?

A1.    The new Rio Tinto Alcan executive team is comprised of industry leaders with proven track records in their respective roles. We could not ask for a more experienced, talented, and well-respected group of professionals.

Q2.   How were the decisions reached, and when?

A2.    Dick Evans' role as chief executive was announced in conjunction with our transaction announcement in July 2007.  Other roles were decided subsequently after completing a thorough review process that took into consideration global experience, skills and track record.

Q3.   When do these new appointments become effective?

A3.    These roles will be effective upon the close of the transaction, expected in Q4.

Q4.   What is happening to Michel Jacques, David McAusland, Michael Hanley, and Oscar Groeneveld?

A4.    Oscar Groeneveld, currently chief executive, Rio Tinto Aluminium; Michel Jacques, currently President and CEO, Alcan Primary Metal Group, Alcan Inc.; David McAusland, currently Executive Vice President, Corporate Development and Chief Legal Officer, Alcan Inc.; Michael Hanley, currently Executive Vice President and Chief Financial Officer, Alcan Inc.; will remain in their respective roles through closing, and be heavily involved in integration support. Seeing that the transaction has not yet closed, it would be premature to comment any further.

Q5.   What will happen to the remaining RTA ExCO members (David Groves, Sandeep Biswas, Hubie van Dalsen, and Tom Campbell)?

A5.    It will be business as usual until the successful close of the transaction and further announcements will be made regarding these individuals.

Q6.   How will customers be affected by the new executive team of the combined group?

A6.    We expect it to be "business as usual" for our customers, who will continue to benefit from an experienced, talented, and well-respected leadership team.

Q7.   How does this impact employees? What does this mean for them?

A7.    This proposed transaction combines two highly complementary, growing businesses.  This will mean significant opportunities for both Rio Tinto and Alcan employees.

         Our employees are professionals and are very much focused on meeting their targets and ensuring that we satisfy commitments to customers and all stakeholders.

Q8.   Has there been any progress on the sale of the Packaging group?

A8.    There have been many expressions of interest from various parties. Discussions are ongoing and we are confident of a successful outcome.

Q9.   What does Rio Tinto plan to do with the Engineered Products business group?

A9.    EP is a sector-leading, attractive and profitable business: Rio Tinto is committed to enhancing its value for the benefit of EP's workforce, communities and customers, and for Rio Tinto shareholders.

         In the coming months, EP will be subject to the portfolio review of all of Rio Tinto's businesses, which aims to identify which businesses to retain and which to divest in light of the opportunities and financial impacts presented by Rio Tinto's acquisition of Alcan.

Q10. What happens to the Engineered Products business group during the review?

A10.  Engineered Products will be part of the portfolio review, like all other Rio Tinto businesses, and will be managed in a manner that keeps options open and ensures that EP's performance, long-term growth prospects and people flourish.

Q11. Given that both companies have significant operations in Australia, have you come to any conclusions about redundancies?

A11.  As the transaction has not closed, it is premature to say. This transaction is about growth and opportunities, not about jobs cuts. Some roles may change; others might transfer to different parts of the business due to the combination of the two entities.

         We will ensure that appropriate processes, including consultation and engagement, are put in place for any employees who are subject to change during integration.

Q12. What are the next steps for integration?

A12.  The Integration Team Leaders will be announced shortly. We will continue to provide further details and progress on the integration process as we go forward.

         After the closing of the transaction, the next level of management within the Business Units and the functions will be named and further announcements will be made over the next few months. The complete process of developing and implementing the new structure will take a number of months from when the transaction is complete.

Q13. How long will it take to structure the new organization and make all of the changes that are required?

A13.  This is a major acquisition for Rio Tinto and there will be some change associated with bringing two substantial aluminium businesses together.

         At this point, it would be impossible to provide an exact assessment of how long the entire integration will take, but we expect the process of developing and implementing the basic organizational structure to take several months from when the transaction is completed.

Q14. What is the status of the regulatory process?

A14.  We remain on track with our initial expectations related to the close of the transaction. We already have approval from the government of Quebec, US anti-trust clearance, antitrust approval from the European Commission, approval from the Australian Competition and Consumer Commission (ACCC) and the Australian Foreign Investment Review Board (FIRB), approval from the French Government, US Exon-Florio clearance, plus the approval of Rio Tinto shareholders.

Q15. Who exactly will be leading the integration?

A15.  Philip Strachan and Jean-Christophe Deslarzes are the Co-Leaders of the integration and will be announcing the names of the Integration Team Leaders shortly.

Q16.    What is the new Business Development function?

A16.  Reporting directly to Dick Evans this function's main responsibilities will include business development for the upstream Business Units, technology sales, and Product Group merger and acquisition activity.  The Business Development functional leader will be named at a future date. In the meantime, major projects will continue to be managed within the Business Units, with business continuing as usual.